UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________________

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ___________

Commission file number: 0-51077

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Abington Bank 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Abington Community Bancorp, Inc.
180 Old York Road
Jenkintown, Pennsylvania 19046

REQUIRED INFORMATION

Financial Statements. The following financial statements and schedule are filed as part of this annual report for the Abington Bank 401(k) Plan (the “Plan”):

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits, December 31, 2006 and 2005

Statement of Changes in Net Assets Available for Benefits, Year Ended
December 31, 2006

Notes to Financial Statements

Supplemental Schedule as of December 31, 2006:

Form 5500 Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Abington Bank 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Abington Bank 401(k) Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan’s management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further described in Note 1, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and Statement of Position No. 94-4-1 as of December 31, 2006.

/s/ BEARD MILLER COMPANY LLP

Beard Miller Company LLP
Reading, Pennsylvania
June 7, 2007

ABINGTON BANK 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005

ASSETS:

Cash	$4,801	$-
Stock liquidity fund - cash account	19	18
Investments, at fair value	11,245,155	8,665,660
Contributions receivable	20,980	11,356

Total assets	11,270,955	8,677,034

LIABILITIES:

Contributions payable	392	5,093

Total liabilities	392	5,093

NET ASSETS REFLECTING ALL INVESTMENTS AT
FAIR VALUE	11,270,563	8,671,941

Adjustments from fair value to contract value for fully benefit-
responsive investment contract	1,585	5,000

NET ASSETS AVAILABLE FOR BENEFITS	$11,272,148	$8,676,941

See notes to the financial statements.

ABINGTON BANK 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2006

2006

ADDITIONS:

Investment income:
Dividends and interest	$294,545
Net appreciation in fair market value of investments	2,098,126

Total investment income	2,392,671

Contributions:
Employer contributions	175,251
Employee contributions	308,073
Rollover contributions	20,000

Total contributions	503,324

Total additions	2,895,995

DEDUCTIONS:

Investment and advisory service fees	1,366
Distributions to participants	299,422

Total deductions	300,788

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	2,595,207

NET ASSETS AVAILABLE FOR BENEFITS,
BEGINNING OF YEAR	8,676,941

NET ASSETS AVAILABLE FOR BENEFITS,
END OF YEAR	$11,272,148

See notes to the financial statements.

ABINGTON BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006

1.	DESCRIPTION OF THE PLAN

The Abington Bank (the “Bank”) 401(k) Plan (the “Plan”) is a defined contribution plan that was initiated on January 1, 1975. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

a.
General—The Plan is a defined contribution plan covering all full-time employees of the Bank who have at least 6 months of service. The Plan has no age requirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

b.
Stock Liquidity Fund - Cash Account— Represents the value of an interest-bearing money market account used to hold Plan contributions prior to the purchases of Abington Community Bancorp, Inc. common stock.

c.
Contributions—Each year, participants may contribute up to 25 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. The Bank contributed 100 percent of the first 5 percent of base compensation that a participant contributed to the Plan during plan year 2006. Beginning January 1, 2007, the matching contribution percentage paid by the Bank was changed to 50 percent of the first 6 percent of base compensation that a participant contributed to the Plan. Additional amounts may be contributed at the option of the Bank’s board of directors.

d.
Participant Accounts—Each participant’s account is credited with the participant’s contributions and allocations of the Bank’s contributions and Plan earnings. Allocations are based on participant earnings on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Substantially all administration expenses are paid directly by the Bank outside of the Plan’s assets.

e.
Vesting—Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Bank’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of credited service. A participant is 100 percent vested after six years of credited service.

f.
Investment Options—Upon enrollment in the Plan, a participant may direct employee contributions among available investment funds. Employer contributions are made in cash. A participant may elect to transfer that contribution to any investment fund.

g.
Hardship Withdrawal—A hardship withdrawal is a distribution taken to satisfy an immediate and heavy financial need that cannot be satisfied from other financial resources. Hardship withdrawals are permitted from the Plan with proper Employer approval. Amounts withdrawn for hardship may not be redeposited to this or any other Plan maintained by the Bank, and they may not be rolled over to either an IRA or another qualified retirement plan. Hardship withdrawals of approximately $95,000 were taken during the year ended December 31, 2006.

h.
Payment of Benefits—On termination of service due to death, disability or retirement, a participant will receive an amount equal to the value of the participant’s vested interest in his or her account. Upon termination of service other than by death, disability or retirement, a participant will receive a lump sum payment if the total of their vested account does not exceed $5,000. If the vested account balance exceeds $5,000, the assets will generally be held in a trust until the participant’s normal or early retirement date, however, terminated participants may elect to receive their salary deferral accounts in the year following termination.

	i.	Participant Loans—The Plan does not permit participants to borrow funds from Participant Accounts.

j.
Forfeited Accounts—At December 31, 2006 and 2005, forfeited nonvested accounts totaled approximately $0 and $7,000, respectively. These forfeited accounts will first be made available to reinstate previously forfeited accounts, as defined. Any remaining forfeited accounts will be used to reduce future Bank matching or discretionary contributions. During the year ended December 31, 2006, forfeitures of approximately $15,000 were used to reduce Bank matching or discretionary contributions.

k.
Recent Accounting Pronouncements—As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and Statement of Position (“SOP”) No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP requires the Statement of Net Assets Available for Benefits to present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.

In September 2006, the FASB issued Statement on Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurement. SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan does not believe the adoption of SFAS No. 157 will have a material impact on the financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation—The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Investment in the non-benefit-responsive investment contracts are valued based upon the quoted redemption value of units owned by the Plan at year-end. The money market funds are valued at cost plus accrued interest, which approximates fair value. Abington Community Bancorp, Inc. common stock and other common stocks traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year.

The investment contracts are presented at fair value on the statement of net assets available for benefits. The investments in the fully benefit-responsive investment contracts are also stated at contract value which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Purchases and sales of securities are recorded on a trade-date basis.

Net Appreciation in Fair Value of Investments—Net appreciation in fair value of investments includes realized gains and losses and appreciation or depreciation in the fair market value of the Plan’s investments, except for its benefit-responsive investment contract, for which the appreciation or depreciation in the contract value is included.

Recognition of Income—Dividends and interest are included in income on an accrual basis when earned based on the term of the investments and the periods during which the investments are owned by the Plan. The Plan includes unrealized gains or losss on the Plan’s investments in income in the year in which they occurred.

Fees—Administrative expenses and fees that are paid out of the Plan are recorded by the Plan as incurred.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. No amounts were allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2006 and 2005.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Investment Fees—Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

3.	TERMINATION OF THE PLAN

Although it has not expressed any intent to do so, the Bank reserves the right, at any time, to discontinue permanently or temporarily its contributions to the Plan and to terminate its participation in the Plan. The interest of the members shall be nonforfeitable and fully vested in the event the Plan is terminated.

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2006 and 2005 the Plan held approximately 282,000 and 277,000 shares, respectively, of common stock of Abington Community Bancorp, Inc., the sponsoring employer. During the year ended December 31, 2006, approximately $64,000 of dividend income was recorded by the Plan on the shares of Abington Community Bancorp, Inc.

5.	TAX STATUS

As of January 1, 1975, the Bank adopted a nonstandardized defined contribution flexible 401(k) plan provided by Alliance Benefits Group (f.k.a. Manchester Benefits Group, Ltd.) and the Bank. The Bank also adopted an amendment to the Plan effective January 1, 2005. The Internal Revenue Service has determined and informed Alliance Benefits Group by letter dated November 19, 2001, that the Plan as then designed was in accordance with applicable sections of the Internal Revenue Code. The Plan Administrator believes that the Plan continues to be operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s assets.

	December 31,
	2006	2005

Lord Abbett Mid Cap Value Fund	$645,131	$632,918
MetLife Stable Value Fund	791,048	679,990
Self Directed Brokerage Account	749,035	633,825
Abington Community Bancorp, Inc. Common Stock	5,407,289	3,592,647

The following presents detail of the net appreciation in fair value of investments for the year ended December 31, 2006. Amounts include realized gains and losses and appreciation or depreciation in the fair market value of the Plan’s investments, except for its fully benefit-responsive investment contract (MetLife Stable Value Fund), for which the appreciation or depreciation in the contract value is included.

Year Ended
December 31, 2006

Mutual Funds	$199,964
MetLife Stable Value Fund	33,057
Self Directed Brokerage Account	115,201
Abington Community Bancorp, Inc. Common Stock	1,749,904

$2,098,126

7.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has entered into a fully benefit-responsive investment contract with Metropolitan Life Insurance Co. (“MetLife”). MetLife maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by MetLife, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment option or deletion of equity wash provision, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with Plan participants, is probable.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

The average yields of the guaranteed investment contract are as follows for the year ended December 31, 2006:

2006

Based on actual earnings	4.61%
Based on interest rate credited to participants	5.10%

The following table reconciles the fair value of the fully benefit-responsive investment contract with its contract value as of December 31, 2006 and 2005:

	December 31,
	2006	2005

Fair value	$791,048	$679,990
Adjustment from fair value to contract value	1,585	5,000

Contract value	$792,633	$684,990

8.	RISKS AND UNCERTAINTIES

The Plan invests in mutual funds and common stock. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

9.	RECONCILIATION OF FINANCIAL STATEMNTS TO FORM 5500

A reconciliation of net assets available for benefits according to the financial statements consists of the following as of December 31, 2006:

December 31,
2006

Net assets available for benefits per the financial statements	$11,272,148
Adjustment from fair value to contract value for fully benefit-
responsive investment contract	(1,585)

Net assets available for benefits per the Form 5500	$11,270,563

10.	CONVERSION AND REORGANIZATION OF ABINGTON COMMUNITY BANCORP, INC.

On November 30, 2006, Abington Community Bancorp, Inc. (the “Company”) announced that the Company, Abington Bank (the “Bank”) and Abington Mutual Holding Company had adopted a Plan of Conversion and Reorganization (the “Plan of Conversion”), which will result in the Company’s and the Bank’s reorganization from the two-tier mutual holding company structure to the stock holding company structure. Pursuant to the Plan of Conversion, shares of common stock of the Company held by persons other than Abington Mutual Holding Company (whose shares will be canceled) will be converted into shares of common stock of the new holding company, Abington Bancorp, Inc., pursuant to an exchange ratio designed to preserve the percentage ownership interests of such persons. Depending on the number of shares sold in the stock offering, current shares of the Company will be exchanged for between 1.55811 new shares at the minimum and 2.10804 new shares at the maximum of the offering range (cash will be paid for fractional shares).

The transactions contemplated by the Plan of Conversion are subject to approval by the Company’s stockholders, depositors of the Bank and the OTS, the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation. Special meetings of the Company’s stockholders and the Bank’s depositors will be held to approve the Plan of Conversion on June 26, 2007.

******

ABINGTON BANK 401(k) PLAN

SCHEDULE H, ITEM 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

	Identity of Issue, Borrower, Lessor or Similar Party*	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

	Putnam	International Equity Fund	$284,901

	American Funds	Cap World & Gro Inc	486,219

	Wasatch	Small Cap Fund	426,903

	Lord Abbett	Mid Cap Value Fund	645,131

	American Funds	Amcap Fund	371,670

	Van Kampen	Emerging Growth	361,686

	American Funds	Invest. Co. of America	515,704

	Van Kampen	Comstock Fund	279,249

	Russell	Equity Aggressive	38,976

	Russell	Aggressive	27,634

	Russell	Moderate	42,282

	Russell	Balanced	244,078

	Russell	Conservative	1,881

	Calvert	Income	232,495

	Baron	Asset Fund	257,801

	Mainstay	Small Cap Opportunity Fund	14,832

	American Funds	Intermediate Bond	66,341

	MetLife	Stable Value Fund	791,048

	Charles Schwab	Self Directed Brokerage Account	749,035

**	Abington Community Bancorp, Inc.	Common Stock	5,407,289

			$11,245,155

*All parties are registered investment companies except for Abington Community Bancorp, Inc.
**Indicates party-in-interest to the Plan
***Column (d), cost, has been omitted as all investments are participant directed

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator for the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

ABINGTON BANK 401(k) PLAN

June 27, 2007	By:	/s/ Robert W. White
Robert W. White, on behalf of
Abington Savings Bank as the Plan Administrator

INDEX TO EXHIBITS

Number	Description
23	Consent of Independent Registered Public Accounting Firm